Exhibit 99.1

Thursday  December 10  2009

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush changes name to Westbridge Energy

Vancouver, December 10, 2009  – Portrush Petroleum Corporation  (TSX-V: PSH) Westbridge Energy Corporation (TSX-V: WEB)

The directors have determined to proceed with the share consolidation approved by shareholders at the Company's Annual Special General meeting held May 29, 2009 on the basis of ten (10) shares of Portrush Petroleum Corp. for one (1) share of Westbridge Energy Corporation.  No fractional shares will be issued. Trading on the TSX Venture Exchange under the symbol WEB will commence at the open on December 11, 2009.

The Company continues to investigate new financing and investment opportunities and it is management’s opinion that the share reorganization will enable the Company to attract new investors. The Company has negotiated the retirement of its outstanding bank loan with the Houston based Texas Community Bank through the sale of its 10% interest in the Mission River property which secures the loan.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

ON BEHALF OF THE BOARD

Mr. Martin Cotter, President & Director

CONTACT INFORMATION

Corporate

Telephone 866 939 2555:  info@portrushpetroleum.com